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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )




                     NORTHEAST PENNSYLVANIA FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    663905107
                     ---------------------------------------
                                 (CUSIP Number)

          E. Lee Beard, 304 St. John's Road, Drums, Pennsylvania 18222
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 31, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.



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                                  SCHEDULE 13D

CUSIP No.  663905107
--------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       E. Lee Beard

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /_/
                                                                        (b) /_/

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   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF; OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                    7   SOLE VOTING POWER
      NUMBER OF         47,103 (not including 169,284 shares subject to options)
       SHARES
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY      8   SHARED VOTING POWER
        EACH
      REPORTING     ------------------------------------------------------------
       PERSON       9   SOLE DISPOSITIVE POWER
        WITH            47,103 (not including 169,284 shares subject to options)

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       216,387 shares (including 169,284 shares subject to options)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       4.97%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN

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The Reporting Person is filing this amendment to report that her beneficial ownership interest in the Company has decreased below 5% of the Company's issued and outstanding shares of common stock due to transactions in the Company's common stock that are disclosed under Item 5 below. The information required by Items 1, 3, 4, 6 and 7 are included in the original Schedule 13D the Reporting Person filed with the Securities and Exchange Commission on September 8, 2003, which is incorporated by reference.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed on behalf of E. Lee Beard.

            (b) Ms. Beard's home address is 304 St. John's Road, Drums, Pennsylvania 18222.

            (c) Ms. Beard is the former President and Chief Executive Officer and Director of the Company and of First Federal Bank, the Company's wholly-owned subsidiary. Ms. Beard resigned her positions with the Company and the Bank on September 13, 2003.

            (d) Ms. Beard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Ms. Beard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Beard is a United States citizen.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

   (a) Ms. Beard beneficially owns 216,387 shares, representing 4.97% of the 4,351,084 shares of the Company's common stock deemed outstanding for purposes of such calculation.

   In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 169,284 shares that Ms. Beard may acquire within the next sixty days pursuant to exercisable options.

   (b)    Ms. Beard has sole voting and dispositive power over 47,103 shares.

          Ms. Beard has no shared voting or dispositive power over any shares.

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   (c)    Ms. Beard has effected the following transactions in the common stock of the Company during the past sixty days:


     Date             Type of Transaction      Number of Shares  Price Per Share
March 10, 2004      Open market sale                   100            $18.26

March 10, 2004      Open market sale                  2,000           $18.25

March 11, 2004      Open market sale                   300            $18.25

March 16, 2004      Donation                           850              N/A

March 22, 2004      Open market sale                   300            $18.30

March 29, 2004      Open market sale                   300            $18.35

March 31, 2004      Open market sale                  1,084           $18.35

   (d)    Not applicable.

   (e) Ms. Beard ceased to be the beneficial owner of more than five percent of the common stock of the Company on March 31, 2004.





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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


April 5, 2004                 By: /s/ E. Lee Beard
                                  ----------------------------------------------
                                  E. Lee Beard


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